April 24, 2019

Xiao Chen
Chief Financial Officer
Prestige Wealth Inc.
Suite 5102, 51/F
Cheung Kong Center
2 Queen's Road Central
Hong Kong

       Re: Prestige Wealth Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted April 11, 2019
           CIK No. 0001765850

Dear Ms. Chen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 15, 2019 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your revised offering structure includes underwriters' warrants. Please revise footnote (1) to also disclose the price at which these warrants will be exercisable and that they may be exercised immediately on a cashless basis.
 Xiao Chen
FirstName LastNameXiao Chen
Prestige Wealth Inc.
Comapany NamePrestige Wealth Inc.
April 24, 2019
April 2 2019 Page 2
Page 24,
FirstName LastName
Prospectus Summary
Overview
Our Wealth Management Services, page 1

2. We note your revisions in response to comment 2, including that savings plans were the basis for substantially all of your revenues in your most recently completed fiscal year.
         Accordingly, please also:

             Revise to expand upon the material terms of the "guaranteed bonus" and "non-
             guaranteed bonus" of the savings plans that you facilitate;

             Disclose the degree to which a client's business is implicated or required, given your revised disclosure on page 49 that these savings plans "are generally classified as a long-term business insurance policy;"

             Disclose that you do not receive any referral fees between origination and referral, consistent with your response to comment 2;

             Explain to us how 10% of your referral fees were due from renewal premiums in light of the foregoing, as well as your revised disclosure that your clients only purchased savings plans with five year terms (or longer) in fiscal year ended September 30, 2018, and that you do not appear to have generated any revenues from wealth management in the fiscal year ended September 30, 2017; and

             Revise to substantiate your belief that your wealth management and asset management services are complimentary in light of your revised disclosures that your AUM of your two funds decreased from your last fiscal year "mainly due to clients' redemption"
             which coincided with the inception and growth of your wealth management services.
Our Asset Management Services, page 2

3. We note your revisions in response to comment 4, including on page 34. Please revise to also address each fund separately, both for the year ended September 30, 2018 and since establishment, and provide an overview of the material features of each fund. In this regard we note the different investment approaches for each fund; that PGA accounted for approximately 88% of your two funds' aggregate AUM as of September 30, 2018; that
         PGA had a net return as compared to SP1's net loss; and that you intend to close SP1 when all funds in SP1 are redeemed and are no longer seeking additional subscriptions to
         SP1.
 Xiao Chen
FirstName LastNameXiao Chen
Prestige Wealth Inc.
Comapany NamePrestige Wealth Inc.
April 24, 2019
April 3 2019 Page 3
Page 24,
FirstName LastName
Business
Competitive Advantages
Significant Client Satisfaction and High Client Retention, page 53

4. We note your revisions in response to comment 20 that approximately 26% of your wealth management clients purchased multiple insurance policies through the fiscal year ended
         September 30, 2018. Please also quantify the number of clients for which this applies
         (i.e., 5 out of 19) and disclose the number and proportion of clients who purchased insurance policies on multiple occasions, not just multiple policies, given that you are presenting this information as evidence of your client satisfaction with your services and the brokers you introduce. Please further disclose, if true, that approximately 30% (or 8 of
         27) of your wealth management clients for the fiscal year ended September 30, 2018 did not purchase any insurance policies, or explain to us why this is not similarly reflective of your client satisfaction with your services and the brokers you introduce.
Access to Highly Desirable but Scarce Products and Services, page 54

5. Please further revise, consistent with response to comment 21, to explain why the
         "relatively rarer insurance policies" are not available from all insurance brokers but are available from the insurance brokers that you have selected. With respect to your asset management services, please revise to clarify why the factors that you identify as limiting individual investment in these U.S. and E.U. hedge funds do not apply to investments made through your funds (e.g., an individual investor's background check is performed by you or is not required, etc.).
Related Party Transactions
Material Transactions with Related Parties
Amounts due from related parties, page 75

6. We note your revisions in response to comment 8 as well as Ms. Zhao's acknowledgement letter dated January 31, 2019 attached as Exhibit 10.14. Please revise to disclose the largest amount outstanding during the period covered, i.e. $3,249,528. Refer to Item
         7.B.2. of Part I of Form 20-F for guidance.


7. We note your response and revisions in response to comment 7. Please revise to discuss the reasons for the extended repayment schedule as agreed upon between the parties, as well as your decision not to charge interest on the amounts outstanding, given that the outstanding balance is "due upon demand." Please also revise to disclose whether there are any penalties associated with Ms. Zhao failing to pay all of the amounts due by May
         15, 2019, the mechanisms which you could use to enforce such obligations, if any, and the potential material conflicts you may confront in deciding to enforce these obligations given Ms. Zhao's relationship with your controlling shareholder. Lastly, please update us on Ms. Zhao's progress in repaying all amounts due prior to the filing of your registration
 Xiao Chen
Prestige Wealth Inc.
April 24, 2019
Page 4
       statement.
Exhibit Index, page II-5

8. We note your revised exhibit index in response to comment 30. Please also attach the acknowledgement letter executed by the wife of your controlling shareholder, Ms.
       Zhao, dated December 31, 2018.
        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael
Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameXiao Chen
                                                           Division of
Corporation Finance
Comapany NamePrestige Wealth Inc.
                                                           Office of Financial
Services
April 24, 2019 Page 4
cc:       Ying Li, Esq.
FirstName LastName